FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  December 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

Exhibit
No.             Description

99.1             Material Chanage Report dated December 16, 2009

EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Thompson Creek Metals Company Inc. (the “Company”)

401 Bay Street, Suite 2010

Toronto, Ontario M5H 2Y4

2.	Date of Material Change

December 7, 2009

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada NewsWire on December 7, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company announced that capital expenditures in 2010 are expected to be $298 million, comprised of $89 million in sustaining capital expenditures and $209 million for its 75% share of capital expenditures required for the Endako Mine expansion project.

5.	Full Description of Material Change

The Company announced that capital expenditures in 2010 are expected to be $298 million, comprised of $89 million in sustaining capital expenditures and $209 million for its 75% share of capital expenditures required for the Endako Mine expansion project. (All dollar amounts are expressed in U.S. dollars unless otherwise indicated.)

The Company has increased its sustaining capital expenditures for its producing operations in 2010 as it proceeds with maintenance and upgrades that had been postponed to conserve cash in 2009 and as it begins purchasing new equipment required for the extended 16-year mine life recently announced for the Thompson Creek Mine.

The purchase of new trucks, shovels and drills will amount to almost one-half of the estimated $89 million in sustaining capital expenditures in 2010. The Company is also increasing its spending on important reclamation and environmental measures in 2010.

The Company expects its sustaining capital expenditures in 2009 will total approximately $32 million.

The Endako Mine expansion project includes the construction of a new, modern Endako mill, which will replace the existing 45-year-old mill and raise ore-processing capacity from the existing 31,000 tons per day to 55,000 tons per day. The new mill facility will eliminate the need for significant capital expenditures to upgrade and refurbish the existing Endako mill.

The Endako Mine expansion project was originally announced March 13, 2008, after the completion of a feasibility study dated December 14, 2007, which estimated that project capital expenditures would be C$373.6 million (including a contingency of C$45 million), with the Company’s 75% share of the total at C$280 million. The project was halted in December 2008 due to economic uncertainty, although the Company proceeded with the purchase and storage of equipment when orders could not be cancelled without the payment of onerous penalties. The Company announced on August 6, 2009 that its Board of Directors approved the resumption of the project (subject to approval by the joint venture partner).

The delay gave the Company time to reassess the project’s design and the Company has made a number of improvements which it believes will ensure the efficiency and reliability of the milling process and the planned significant reduction in operating costs.

Among the significant changes are an enhanced and more flexible pebble crusher circuit to ensure a finer grind and an enhanced automation system – both of which will contribute to improved recovery of molybdenum from the ore.

In addition, all processing equipment except for the roaster will now be located in a larger new mill building. The original plan was to utilize the existing mill building and some existing equipment for the final stages of the flotation process in the production of molybdenum concentrate. The new mill building and equipment will be more reliable and more efficient, with this new design facilitating the exclusive dedication of the existing mill building to producing concentrate without disruption until the new mill is operational. The old mill will be mothballed once the new mill is fully operational and available in the event of possible further expansion.

While the new design has raised the total capital cost of the Endako modernization and expansion project to C$498 million (including a contingency of C$60 million), with the Company’s 75% share of the total at C$374 million, the project remains economically attractive and will, with a greater certainty, generate the expected significant reduction in per-pound cash processing costs. As a result, the Company’s Board of Directors has approved the revised capital cost estimate and the Company is seeking the approval of its joint venture partner, Sojitz Corporation, in order to proceed with the project.

Assuming an exchange rate of US$1 = C$1.05, approximately $81 million (of which $61 million is the Company’s share) has been spent on the project from inception through October 31, 2009, with an estimated $15 million to be spent on the project for the remainder of the year (of which the Company’s share is $11 million). About $279 million (of which

$209 million is the Company’s share) is expected to be spent in 2010 and the remaining $99 million (of which $74 million is the Company’s share) is scheduled to be spent in 2011. Commercial production of molybdenum concentrate from the new mill is expected late in the second half of 2011.

As previously announced on March 13, 2008, the Endako expansion project includes the installation of a new grinding circuit consisting of semi-autogenous grinding (SAG) and ball mills and a modern flotation circuit. The result will be a more cost-efficient mill with fewer mechanical items and with the ability to handle a variety of ore more easily and achieve greater recoveries than the existing mill.

The capital expenditures will also include the acquisition of more trucks and other equipment to supply the mill with a higher volume of ore. The current mining plan provides for a widening of the area being mined as well as for the creation of a large single pit through the mining of ore contained in the walls separating the three existing pits.

Annual molybdenum production as a result of the expansion is expected to be approximately 15 to 16 million pounds, of which the Company’s share would be about 11 to 12 million pounds. The Company’s 75% share of 2009 production is expected to be in a range of 7 to 8 million pounds but in the absence of the modernization and expansion project, annual production in future years can be expected to gradually diminish due to declining grades.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in the Company’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and the Company does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Dale Huffman, Vice President, General Counsel and Secretary of the Company at (303) 761-8801.

9.	Date of Report

December 16, 2009